Troutman Sanders llp
ATTORNEYS AT LAW
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

W. Brinkley Dickerson, Jr.	Direct Dial: 404-885-3822
brink.dickerson@troutmansanders.com	Direct Fax: 404-962-6743
April 30, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	William Thompson Branch Chief

RE:	Zale Corporation Form 10-K for Fiscal Year Ended July 31, 2006 Form 1O-Qs for Fiscal Quarters Ended October 31, 2006 and January 31, 2007 Form 8-K Filed February 21, 2007 File No. 1-4129
Dear Mr. Thompson:
The following are the responses of Zale Corporation (“Zale”) to the Staff’s comments on the Form 10-K for the fiscal year ended July 31, 2006, Form 10-Qs for fiscal quarters ended October 31, 2006 and January 31, 2007 and Form 8-K filed February 21, 2007 transmitted in a letter from the Staff dated April 10, 2007. We are submitting this letter on behalf of Zale, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to Zale.
Form 10-K for the Year Ended July 31, 2007
Item 6. Selected Financial Data, page 20
Comment No. 1:
Please tell us the items and their amounts included in the special charge disclosed in note (d) on page 22. Also, please explain to us why all of the charges in notes (b) and (c) on page 20 are not also reflected in note (d) on page 22. Additionally, please disclose

Securities and Exchange Commission
April 30, 2007

unusual or infrequently occurring items recognized in each quarter and the effect and nature of year-end or other adjustments which are material to the results of the quarters reflected in quarterly results of operations in the notes to financial statements. Refer to Item 302 of Regulation S-K.
Response:
The items and amounts included in the special charge of $36.7 million before tax are $26.9 million related to the accelerated markdown of discontinued inventory, $5.2 million related to the termination of an IT initiative and $4.6 million related to asset impairment charges. In addition, notes (b) and (c) on page 20 include references to $21.4 million in cost of sales and $28.0 million in SG&A related to closing certain Bailey Banks & Biddle stores, which amounts are not referenced in note (d) because they were included in the Fine Jewelry segments operating loss and were therefore not unallocated. We believe we sufficiently disclosed the impact of the store closings on page 20 and did not need to repeat the information on page 22. The remaining items in note (c) on page 20 are repeated in note (d) on page 22 as they were unallocated. We note that the amounts disclosed for share based compensation expense are not consistent. Page 20 indicates the expense to be $5.2 million, whereas it should be $5.3 million consistent with page 22, and the termination of an IT initiative noted as $5.3 million, should be $5.2 million. We will correct the inconsistency in future filings.
We recorded the items included in the special charge of $36.7 million in our fourth quarter ended July 31, 2006. From January 2006 through April 2006 the Company underwent significant change in executive management with the CEO, COO and CFO departing. After serving as interim CEO beginning in February 2006, Mary E. Burton was named CEO in July 2006. The items included in the special charge were the result of changes in strategic direction that were determined and decided upon in the Company’s fourth quarter as a result of the executive changes. The items did not effect any other quarter reflected in the quarterly results of operations in the notes to the financial statements, and the prior results of quarterly operations were fairly stated. In future filings, we will add footnote explanations for unusual or infrequently occurring items recognized in each quarter and the effect and nature of year end or other adjustments that are material to the results of the quarters reflected in quarterly results of operations in the notes to financial statements.
Comment No. 2:
We note your disclosure of store closing charges in notes (b) and (c) on page 20. Please tell us the liability balances related to exit and disposal activities for each year presented and how the balances are classified in your balance sheets. In addition, please disclose the information required by paragraph 20 of SFAS 146 in the notes to your financial statements.

Securities and Exchange Commission
April 30, 2007

Response:
For fiscal years ending July 2004 and 2005, there were no liabilities generated as a result of exit and disposal activities as defined in SFAS 146. In fiscal 2006, we made a decision during our first quarter ended October 31, 2005 to close 32 Bailey Banks & Biddle stores. At that time we recorded an asset impairment charge related to those stores. In accordance with SFAS 146 paragraph 20, we also disclosed an estimated loss on inventory and store exit costs on page 15 of our Form 10-Q for the quarter ended October 31, 2005. At that time we had not incurred liabilities for exit and disposal activities as defined in SFAS 146 related to these closings.
During our second quarter ended January 31, 2006, the stores were closed and the inventory liquidated. In our Form 10-Q for the quarter ended January 31, 2006, we updated our previously disclosed estimates, including identifying that we had incurred a charge in accordance with SFAS 146. At that time our recorded liability for estimated store exit costs was approximately $18 million, primarily associated with operating leases. This amount was reflected in accounts payable and accrued liabilities on our balance sheet and represented less than 4% of the respective line item and less than 1.5% of total liabilities and stockholders’ investment. We did not disclose these amounts separately as they were immaterial and might have hindered negotiations on lease exit costs with our landlords.
As of July 31, 2006, the total liability for exit and disposal activities, including both the Bailey Banks & Biddle store closures and certain test stores that also were closed in the fourth quarter was less than $250,000. This amount represented less than 1% of current liabilities and .5% of total liabilities and stockholders’ investment. We did not disclose these amounts as we believe they were immaterial to our investors.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 24
Comment No. 3:
Please tell us the impact of repair services, separately priced warranty programs and insurance operations on your operating and net earnings for the years presented. To the extent these programs and activities represent a significant portion of your operating and/or net earnings, we would expect you to include a discussion of their impact on your operating results in satisfying the three principal objectives of management’s discussion and analysis as noted in SEC Release No. 33-8350 which are:
o	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management,

Securities and Exchange Commission
April 30, 2007

o	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed, and
o	to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
Response:
Repair services and separately priced warranty programs are sold in conjunction with jewelry items and are not segregated from jewelry sales for the purposes of identifying net earnings. Combined, repair services and sales of separately priced warranty agreements represented approximately $136.9 million, or 5.6% of total revenue, in fiscal 2006. Repair sales have remained at approximately $59 million, or 2.5% of sales, for all of the periods presented. Revenues recognized from our separately priced warranty programs have increased in conjunction with incremental sales of the agreements from $52.8 million, or 2.3% of revenues, in fiscal 2005, to $77.4 million, or 3.2% of revenues, in fiscal 2006.
As noted above, we can not identify net earnings specifically attributable to repair services or separately priced warranty programs. However, we can identify the amount each contributes to changes in total revenues and cost of sales as well as the factors that influence the variability of these amounts. This is also consistent with how management tracks and evaluates activity related to repair services and separately priced warranty programs. In future filings, we will include a discussion of their impact on our revenues and cost of sales to the extent it is material, as noted in SEC Release No. 33-8350.
Revenues and operating earnings related to our insurance operations are reported in the “All Other” operating segment. See Item 1 on page 3 of our Form 10-K for a description. Accordingly, we believe that the description on page 3 of our insurance operations, the table and disclosure included on page 22 titled “Segment Data”, combined with the immateriality of the operating earnings of the insurance operations (approximately 8% of total operating earnings in fiscal 2006), are sufficient for disclosure purposes and provide sufficient discussion and analysis.
Comment No. 4:
Please provide a discussion of the extent to which increases are attributable to increases in prices or to increases in volume or to the introduction of new products for each year presented. In doing so, please quantify in dollars the impact of same store sales and stores opened and closed during the periods. Refer to Item 303 of Regulation S-K.

Securities and Exchange Commission
April 30, 2007

Response:
Two key metrics monitored by management associated with revenues are the dollar amounts of average sales transactions and the number of sales transactions. In future filings, we will provide a discussion of the extent to which increases in revenues are attributable to increases in these metrics, if material.
Our inventory includes over 20,000 identifiable items. New products represent style changes in the underlying jewelry offering, not products with a new use or purpose. For instance, diamond stud earrings set in white gold may be a strong seller one year and diamond stud earrings set in yellow gold may perform better the following year. Because new products do not occur in our business in the way that they do in other businesses, we do not believe that disclosures related to new products would be useful to investors. More importantly, given the volume and variety of the individual items and the breadth of price points, no single item represents more than .5% of total sales and the top five items combined represent less than 1.5% of total sales. We do not believe it would be meaningful to make a distinction between volume or price increases related to new styles versus decreases in older styles. We do identify that our products, and therefore our cost of sales, are subject to increases in commodity prices of gold, silver and diamonds.
In future filings, we will quantify the dollar impact of same store sales and stores opened and closed during the periods, if material.
Year Ended July 31, 2006 Compared to Year Ended July 31, 2005, page 25
Comment No. 5:
Your disclosure of revenues excluding closed Bailey Banks & Biddle stores represents a non-GAAP measure. As such, please provide the disclosures required by Item 10(e)(l)(i) of Regulation S-K.
Response:
In future filings, we will provide information as to the reasons why we believe that presentation of the non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations.
Comment No. 6:
You disclose several items that account for the increase in selling, general and administrative expenses in terms of basis points. Please show us how to reconcile the basis point amounts assigned to the items to the quantitative amounts disclosed in footnote (c) to selected financial data on page 20. In addition, please quantify the amounts of incremental store operating costs and the reduction in proprietary credit costs

Securities and Exchange Commission
April 30, 2007

and explain the underlying reasons for the increase in store operating costs. Please show us what the revisions to your disclosure will look like.
Response:
The following table reconciles the actual amounts to the basis points disclosed:

			Rounded
		% of	Basis
	$’s in 000’s	Sales	Points
Total revenues	$2,438,977

Severence costs	12,067	0.49%	50
Bailey Banks & Biddle store closings	28,300	1.16%	120
SFAS 123R	5,300	0.22%	20
IT initiative	5,248	0.22%	20
Asset impairment	4,607	0.19%	20
Our store level expenses include fixed and variable costs. Accordingly, we believe our investors find it more meaningful to discuss the amounts in terms of basis point differences as a percent of revenues. Using the same methodology in the table above, store operating costs (primarily store payroll and occupancy costs) each increased $12 million, or 40 basis points, as a percent of total revenues. Store operating costs increased as a result of decisions to invest in base payroll rates at the stores and with general increases in expenses. When these expenses increase at a higher rate than sales, the expenses rise as a percent of total revenue. Advertising expenses increased $12 million, or 40 basis points, as a percent of total revenues due to decisions to invest in more marketing. Proprietary credit costs declined $9 million, or 30 basis points.
We would propose our disclosure include the following:
Market driven increases in store payroll and occupancy expenses were not offset by increases in total revenues which resulted in an increase to SG&A of 80 basis points as a percent of revenues. In addition, investments in advertising resulted in an increase to SG&A of 30 basis points. These increases were partially offset by a reduction in proprietary credit costs due to a shift to more profitable or less costly credit program offerings resulting in a 30 basis point decrease in SG&A as a percent to revenues.

Securities and Exchange Commission
April 30, 2007

Liquidity and Capital Resources, page 28
Cash Flow Activities, page 28
Comment No. 7:
Please provide a discussion and analysis of changes in financial condition and cash flows for the three year period covered by your financial statements. Refer to the Item 303(a) of Regulation S-K and the related instructions.
Response:
In future filings, we will include a discussion and analysis of changes in financial condition and cash flows for the three year period covered by our financial statements.
Comment No. 8:
It appears that there are several significant events that attributed to the decrease in operating cash flows in addition to the increase in inventory. Please provide a more detailed analysis of changes in net cash provided by operating activities. Please show us what the revisions to your disclosure will look like.
Response:
In future filings, we will provide a more detailed analysis of changes in net cash provided by operating activities. The following is the revised discussion related to the decrease in operating cash flows in fiscal 2006:
Net cash provided by operating activities decreased to $79.8 million in fiscal 2006 from $168.3 million in fiscal 2005. The decrease was primarily attributable to an increase in inventory of $70.5 million excluding the impact of inventory write-downs of approximately $26.9 million. At July 31, 2006, owned inventory was approximately $50 million higher than at July 31, 2005 primarily due to an increase in directly sourced product for the Fine Jewelry segment which results in earlier receipt of raw materials than finished goods and increased assortments resulting from the repositioning of the Zales brand. The decrease was also due to decreased profitability, payments totaling $17.7 million related primarily to lease buyout costs associated with the Bailey Banks & Biddle store closures and a $30.8 million increase in income tax payments associated with fiscal 2005 taxes paid in fiscal 2006 and overpayments of fiscal 2006 taxes. The Company received an approximately $22.0 million refund related to fiscal 2006 overpayments in fiscal 2007. The decrease was partially offset by an increase in accounts payable as a

Securities and Exchange Commission
April 30, 2007

result of a change in the timing of vendor payments in fiscal 2006 compared to fiscal 2005.
In future filings, we will also provide additional discussion regarding significant events that occurred during the year that will have future implications on operating cash flows. The following is the revised discussion related to such events that occurred in fiscal 2006:
In fiscal 2006, the Company recorded severance accruals totaling $10.7 million related to recent changes in executive management that will be paid in fiscal 2007. In addition, the Company also terminated its retiree medical plan, which eliminated the estimated future obligation of $13.4 million.
Contractual Obligations, page 31
Comment No. 9:
Please tell us whether your ordinary course purchase orders discussed in footnote (g) represent purchase obligations as defined in Item 303(a)(5) of Regulation S-K. If so, please include the obligations in the table. In addition, please disclose reserves for tax contingencies that are excluded from the table.
Response:
The Company’s year end is July 31st. Its largest selling season, by far, is the Holiday Season, which extends from Thanksgiving through calendar year end. Commencing in early summer, it begins to place purchase orders for the merchandise that it expects to sell during the following Holiday Season. Those purchase orders peak generally around September, after which they decline rapidly as merchandise is received at our warehouse. As a result, the fiscal year end level of purchase orders is inflated by the Holiday Season purchase, and by the time our Form 10-K is filed at the end of September and first quarter Form 10-Q is filed in early December, the vast majority of the items have been received and are reflected in payables as of October 31, and subsequently paid prior to the filing of the second quarter 10-Q for the period ended January 31. Additionally, the aggregate outstanding purchase orders are substantially less in October and continue to decline rapidly. For instance, purchase orders as of July 31, 2006, were $400 million; at September 20, 2006, were $478 million; at October 31, 2006 were $344 million and at January 31, 2007 were $139 million.
We always have been concerned that reflecting the July 31st balance in the contractual obligations table might mislead readers. As a result, we have excluded that amount and have alerted investors to that exclusion. We continue to believe that is an appropriate treatment.

Securities and Exchange Commission
April 30, 2007

In addition, because of practices within our industry substantially all of the purchases are made pursuant to purchase orders that entitle the Company to cancel orders prior to delivery with the payment of only the costs incurred prior to cancellation. As a result, we do not believe they represent purchase obligations as defined in Item 303(a)(5) of Regulation S-K.
The table of contractual cash obligations excludes state income tax related reserves of $6.9 million. We believe this amount is immaterial.
Consolidated Financial Statements
Consolidated Statements of Stockholders’ Investment, page F-9
Comment No. 10:
Please tell us the nature of deferred other comprehensive income and why the item is properly classified as other comprehensive income.
Response:
The deferred other comprehensive income of $1.750 million relates to income taxes provided on foreign currency translation adjustments of a foreign subsidiary. Prior to fiscal 2006, this foreign subsidiary was in a net deferred tax asset position. As a result, and in accordance with paragraph 34 of SFAS 109, no deferred taxes were recorded related to the subsidiary including deferred taxes on currency translation adjustments. During fiscal 2006, the deferred taxes related to the subsidiary became a liability and, therefore, income taxes were provided on the currency translation adjustments. In fiscal 2005, a deferred tax liability was recorded related to another foreign subsidiary but the tax effect of the currency translation adjustments was immaterial (approximately $30,000). In future filings, we will clarify our description of this item.
Notes to Consolidated Financial Statement, page F-11
Capital Stock, page F-25
Treasury Stock. page F-25
Comment No. 11:
Please tell us why the number of shares of common stock issued net of treasury shares differs from the number of shares of common stock outstanding.

Securities and Exchange Commission
April 30, 2007

Response:
Prior to the end of fiscal 2006, the chief executive and chief operating officers were terminated. Their employment agreements allowed for the acceleration of any unvested shares upon termination without cause (80,000 shares as of year end). However, during this time the Company was the subject of an SEC investigation. Pending the completion of the investigation, the shares were shown as outstanding due to the acceleration clause, but were not issued (out of treasury stock) until the completion of the investigation after year end.
Incentive Stock Plan, page F-25
Comment No. 12:
Please disclose the method used to estimate expected volatility as required by paragraph A240(e)(2)(b) of SFAS 123(R). Please also disclose the total fair value of restricted stock awards and restricted stock unit awards vested during each year presented. Refer to paragraph A240(c)(2) of SFAS 123(R).
Response:
In future filings, we will disclose that the estimate of expected volatility is based on historical experience. The fair value of all vested restricted share awards is disclosed in the second table on page F-27 under the column heading titled “Price.” In future filings, we will clarify the column heading and title it “Weighted Average Fair Value Per Award.”
Comment No. 13:
Please tell us whether the total amount of unrecognized compensation cost related to non-vested share-based compensation disclosed in the second paragraph on page F-26 includes all share-based compensation awards. If not, please disclose the total unrecognized compensation cost related to non-vested restricted stock and stock unit awards and the weighted-average period over which it is expected to be recognized as of the latest balance sheet date. Refer to paragraph A240(h) of SFAS 123(R). In addition, tell us whether share-based compensation expense related to restricted stock disclosed on page F-27 includes restricted stock units. If not, please disclose the total compensation cost recognized in income related to restricted stock units or clarify your disclosure as appropriate. Refer to paragraph A240(g)(1) of SFAS 123(R).
Response:
The total amount of unrecognized compensation cost related to non-vested share-based compensation disclosed in the second paragraph on page F-26 does not include restricted share

Securities and Exchange Commission
April 30, 2007

awards (unearned compensation associated with restricted share awards totaled $2.0 million as of the end of fiscal 2006). In future filings, we will disclose the amount of unrecognized compensation related to all restricted share awards and the weighted-average period over which they are expected to be recognized as of the latest balance sheet date. The share-based compensation expense related to restricted stock disclosed on page F-27 does include restricted stock units. In future filings, we will clarify our disclosure and state that the share-based compensation expense includes restricted stock and restricted stock units.
Comprehensive Income, page F-28
Comment No. 14:
It appears that you have recognized deferred taxes on the undistributed earnings of foreign subsidiaries. Yet, you disclose that income taxes are generally not provided for foreign currency translation adjustments as such adjustments relate to permanent investments in international subsidiaries. Please tell us why your policy complies with paragraph 23 of SFAS 52, SFAS 109 and APB Opinion No. 23. Please also explain to us whether or not you recognized deferred taxes on a portion or all of the undistributed earnings of foreign subsidiaries prior to the fiscal 2006 repatriation and why the liability related to potential income tax on the remaining undistributed earnings offset the benefit under section 965.
Response:
Deferred taxes on undistributed earnings of foreign subsidiaries were recognized in fiscal 2006 and 2005. The statement that “income taxes are generally not provided for foreign currency translation adjustments as such adjustments relate to permanent investments in international subsidiaries” was incorrect. This statement will be corrected in future filings. Our policy is to record deferred taxes associated with currency translation adjustments in accordance with paragraph 23 of SFAS 52 unless the foreign subsidiary is in a net deferred tax asset position as described in paragraph 34 of SFAS 109 or sufficient evidence shows that the subsidiary will invest the undistributed earnings indefinitely in accordance with paragraph 12 of APB 23. We have two foreign subsidiaries that can potentially generate significant undistributed earnings. In fiscal 2005, we recognized a deferred tax liability associated with one of these subsidiaries. In fiscal 2006, we repatriated the undistributed earnings of this subsidiary and the deferred tax liability was eliminated. Prior to fiscal 2006, the other foreign subsidiary was in a net deferred tax asset position. As a result, and in accordance with paragraph 34 of SFAS 109, no deferred taxes were recorded related to this subsidiary. During fiscal 2006, the deferred taxes related to the second subsidiary became a liability and, therefore, deferred income taxes were recorded. The offsetting of the deferred taxes against the benefit under section 965 was done for presentation purposes only. In future filings, we will separate these items in the footnote on page F-28.

Securities and Exchange Commission
April 30, 2007

Comment No. 15:
Please disclose reclassification adjustments as required by paragraph 20 of SFAS 130. Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments as required by paragraph 25 of SFAS 130. In addition, please disclose the accumulated balances for each classification in accumulated comprehensive income as required by paragraph 26 to SFAS 130.
Response:
In future filings, we will disclose the items noted above as required by SFAS 130 to the extent that such amounts are material.
Guarantee Obligations, page F-30
Product Warranty Programs. page F-31
Comment No. 16:
Please tell us the amount of cash received and revenue recognized under the diamond commitment program during fiscal 2006 and in each subsequent quarterly period. Please also tell us the historical evidence that indicates that the costs of the DCP program are incurred on other than a straight-line basis over the contract period. Additionally, explain to us why you believe the evidence is sufficient to support your revenue recognition policy. Refer to paragraph 3 of FTB 90-1.
Response:
The cash received and pre-tax revenue recognized under the diamond commitment program (“DCP”) during fiscal 2006 and each subsequent quarterly period is as follows (in thousands):

	Net Cash	Revenue
	Received	Recognized
Fiscal 2006	$5,080	$3,744
First Quarter Fiscal 2007	2,203	1,809
Second Quarter Fiscal 2007(a)	1,663	1,212

(a)	The decrease in DCP sales during the second quarter was primarily the result of marketing efforts that focused on a new lifetime protection plan that was offered beginning in the second quarter.

Securities and Exchange Commission
April 30, 2007

The DCP encompasses three distinct products that are packaged together and sold as one agreement. The three DCP components are: (1) traditional warranty services, (2) theft replacement insurance and (3) handling fees.
The traditional warranty component of the DCP is approximately 57% of the total price of the product (or $2.9 million in fiscal 2006) and covers ring sizing and breakage for a 12-month period. Revenue is recognized over the service period at the rates the related costs are expected to be incurred (approximately 50% in the first month after the sale, 10% for the second month, 5% for the third month and 4% for the remaining nine months). The rates used are based on historical data associated with our two-year product which offers the same services as the traditional component of the DCP. The historical information consists of matched history on approximately $120 million in sales, or over 2 million transactions, dating back to October 2001. The historical data clearly indicates that the majority of the cost associated with the DCP will be incurred during the first few months after the sale of the product primarily due to ring sizings. As of December 2006, we also have matched history on $449,000 in DCP sales, or over 216,000 transactions, dating back to August 2005. This data validates the decision made to recognize revenue based on the rates noted above. As a result, we believe it is appropriate to recognize revenue on other than a straight-line basis as discussed in FTB 90-1.
The theft replacement component of the DCP is approximately 26% of the total price of the product (or $1.3 million in fiscal 2006) and covers the same 12-month period. The revenue recognized related to the theft coverage is recognized on a straight-line basis. The handling fee component of the DCP is approximately 17% of the total price of the product (or $862,000 in fiscal 2006). The revenue associated with handling fees is recognized at the time of the sale.
Comment No. 17:
Please tell us the amounts of your reserve and accruals for potential non-ESA warranties for each period presented. To the extent material, please disclose the tabular reconciliation of the changes in your warranty reserve. Refer to paragraph 14(b) of FIN 45.
Response:
The non-ESA warranty reserve totaled approximately $3.6 million for the last three fiscal years and after-tax expenses associated with non-ESA warranties totaled $2.7 million, $2.4 million and $2.7 million for fiscal years 2006, 2005 and 2004, respectively. The after-tax expenses represent 4.9%, 2.3% and 2.6% of net earnings for fiscal years 2006, 2005 and 2004, respectively (the spike in fiscal 2006 is the result of unrelated special charges which significantly reduced earnings). In addition, the expenses are relatively stable and therefore we do not believe that they represent a significant risk to our investors. As a result of the above, we believe the non-

Securities and Exchange Commission
April 30, 2007

ESA activity is immaterial to our financial statements and therefore do not intend to disclose the changes in the reserve as required by FIN 45.
Form l0-Q for Fiscal Quarter Ended October 31, 2006
Comment No. 18:
Please address the comments above in future filings on Form 10-Q to the extent applicable.
Response:
All comments noted above will be addressed in future filings on Form 10-Q to the extent applicable.
Part I. Financial Information
Item 4. Controls and Procedures, page 18
Comment No. 19:
You state that your disclosure controls and procedures were effective in enabling you to record, process, summarize and report information required to be included in your periodic SEC filings within the required time period. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response:
In future filings, we will revise management’s statement regarding controls and procedures as follows:
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective in enabling us to record, process, summarize and report information required to be included in the Company’s periodic SEC filings within the required time period, and that such information is accumulated and communicated to the Company’s management, including

Securities and Exchange Commission
April 30, 2007

the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
If there are changes in our internal controls over financial reporting we will replace the last sentence in the above paragraph with an unqualified statement that a change has occurred.
Comment No. 20:
Please do not include the qualified statement that there have been no changes in your internal control over financial reporting when you disclose a change in internal control over financial reporting in accordance with Item 308(b) of Regulation S-K. See Item 308(b) of Regulation S-K. Please revise accordingly.
Response:
In future filings, we will not qualify our statement that there have been no changes in internal control over financial reporting when we disclose a change in internal control over financial reporting.
Form 8-K Filed February 21, 2007
Comment No. 21:
Please tell us and disclose why you believe that a presentation of earnings and earnings per share excluding the impact of derivative accounting and reflecting your lifetime jewelry protection plans determined on a basis comparable to prior periods is helpful to investors. Please also explain to us how you are able to determine revenues related to your lifetime jewelry protection plans on a comparable basis given your lack of historical experience. Please also tell us and disclose why you believe that presentations of earnings and earnings per share excluding special items consisting of impairment charges, store closing expenses and executive severance and revenues and comparable store sales excluding store closures are useful to investors.
Response:
We believe that a presentation of earnings and earnings per share for the second quarter ended January 31, 2007 that excludes the impact of derivative versus hedge accounting on the Company’s gold and silver contracts, and reflects lifetime jewelry protection plans as if they were amortized using percentage-of-cost expected to be incurred method reflects how the

Securities and Exchange Commission
April 30, 2007

Company manages and evaluates its business and is helpful to investors, particularly in evaluating the performance of the Company in the current year, compared to prior periods and in comparison to the Company’s earnings guidance.
The Company’s earnings guidance was based on hedge accounting treatment for gold and silver contracts that were entered into to establish the purchase cost of its gold and silver inventory. By establishing the purchase cost, the Company can establish a consistent and predictable pricing strategy. The Company’s adoption of derivative accounting significantly impacted the Company’s earnings and earnings per share during the quarter and six-month periods ended January 31, 2007, especially in light of the slow moving nature of our inventory and the timing implications of recognizing realized and unrealized gains and losses from gold and silver contracts each period compared to recognizing the impact of realized gains and losses from gold and silver contracts as the inventory is sold. Similarly, the Company believes that it is appropriate to provide investors information regarding its lifetime jewelry protection plans determined on a basis comparable to the prior periods, and on a consistent basis to the Company’s earnings guidance. This is also consistent with how the Company manages and evaluates its business.
In the second quarter ended January 31, 2007, the Company altered the jewelry protection plan product offering to our customers to increase the price of the products in conjunction with increasing the period under which services could be rendered. Due to the change in the offering, the Company adopted a straight-line method for recognizing revenue associated with these products in lieu of its previous methodology which recognized revenue on a percentage basis over the service period based on how the costs were expected to be incurred. As a result, despite an increase in product sales and cash proceeds, the change in accounting method significantly impacted the Company’s earnings and earnings per share during the quarter ended January 31, 2007.
In future filings, we will include the above information related to revenues associated with the sale of lifetime jewelry protection plans and derivative accounting.
The sales price of our jewelry protection plans are based upon the price of the jewelry product for which the protection plan is being purchased. We determined revenues related to our lifetime jewelry protection plans on a comparable basis using the historical experience of our two-year offering to ‘map’ the lifetime sale to what would have been the sales price of a two-year offering on the same underlying jewelry product. We then amortized the reduced sales amount under our historical percentage basis and compared it to the gross sales on a straight-line basis. We believe this is a realistic estimate of the impact associated with the change in accounting.
We believe that presentations of earnings and earnings per share excluding special items consisting of impairment charges, store closing expenses and executive severance and revenues and comparable store sales excluding store closures are useful to investors because we expect

Securities and Exchange Commission
April 30, 2007

them to occur in unpredictable amounts and with unpredictable frequency in the future. These items were the result of strategic changes made by former management and as a result of changes in executive management. They also reflect how management analyzes and manages the business.
Comment No. 22:
When presenting non-GAAP financial measures in narrative disclosures under Item 2.02, please include presentations, with equal or greater prominence, of-the most directly comparable financial measures calculated and presented in accordance with GAAP. In addition, as revenues and comparable store sales excluding store closures represent non-GAAP financial measures please include reconciliations of the difference between the non-GAAP measures and revenues and same store sales calculated and presented in accordance with GAAP. Please also revise the titles or descriptions of the non-GAAP revenue and same store sales measures so that they are not the same as, or confusingly similar to, the titles or descriptions of the measures calculated and presented in accordance with GAAP. Refer to the instructions to Item 2.02 of Form 8-K and the requirements of Item 10(e)(l)(i) of Regulation S-K and Regulation G. Please note that the additional disclosures are also applicable to your earnings guidance.
Response:
In future filings, we will (1) include the narrative discussion of GAAP financial measures before the discussion of non-GAAP financial measures, (2) include a reconciliation between non-GAAP and GAAP revenues and comparable store sales and (3) revise the descriptions of non-GAAP revenue and comparable store sales so that they are not the same as, or confusingly similar to, GAAP revenue and comparable store sales. The following is an example of how these items will be presented in the future:
Year-to-date revenues increased 1.1% to $1.437 billion compared to $1.421 billion for the same period last year. Year-to-date comparable store sales increased 0.6%. Excluding revenues totaling $24.0 million related to store closures in the second quarter of last year, year-to-date revenues increased 2.9%. Year-to-date comparable store sales, which exclude the store closures, increased 1.1%.
A format similar to the above example will be followed throughout the press release including our earnings guidance. If there is more than one item being excluded from a GAAP financial measure each excluded item will be separately presented in the narrative discussion or in a separate table.

Securities and Exchange Commission
April 30, 2007

Form 10-Q for Fiscal Quarter Ended January 31, 2007
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8
Results of Operations, page 9
Comment No. 23:
Please tell us the estimated service period over which revenue from lifetime jewelry protection plans is recognized and how you determined the estimate. In addition, please disclose the estimated service period in future filings.
Response:
The estimated service period over which revenue from the lifetime jewelry protection plans (“JPP”) is recognized is five years. To estimate the service period, the Company looked at the rate of JPP renewals related to our two-year product, the fashion life of the product, the perception of store operations personnel and the fact that many customers will not maintain their receipt and would not be eligible for the JPP coverage.
Prior to offering the lifetime JPP, the Company offered a two-year JPP and a renewal JPP which covered an additional two years at the expiration of the initial service period. In fiscal years 2004 through 2006, the renewal rates were no higher than 1.5%. The Company believes this is indicative of our customers’ perception that there will be a significantly reduced service requirement in the outer years, which is consistent with our experience. If items were still being worn, customers had maintained their original receipt, and breakage was occurring, we would expect there to be a higher incidence of renewal. The Company also reviewed the timing of services for those agreements that were renewed and observed that services were primarily rendered in months 25 through 27 of the products’ life.
The Company reviewed products covered under the lifetime JPP to evaluate the ‘fashion’ life of the product. The majority of items were in ongoing assortments for approximately 3 to 5 years. This relatively short period of time over which products stay in fashion significantly impacts the redemption period under the lifetime JPP (i.e. items that are longer “in fashion” are less likely to be currently worn by the customer and therefore less likely to require a service covered under the JPP).
The Company’s store operations personnel who are experienced in handling repairs related to our products assert that the pattern and timing of repairs are skewed heavily to the first few months after the JPP purchase (primarily due to sizings) and tapers off rapidly in the first 12 months to a minimal number of repairs after approximately five years.

Securities and Exchange Commission
April 30, 2007

Furthermore, the Company took into account that many customers may not maintain their receipt and would not be eligible for the lifetime JPP coverage.
Based upon the above information, the Company believes five years is a reasonable estimate of the period a product would be returned for service under the lifetime JPP. In future filings, we will disclose the five-year estimated service period.
* * * * *
In preparing our response to the comments, the Company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call Eric Koontz at (404) 885-3309 or me at (404) 885-3822.
Very truly yours,
W. Brinkley Dickerson, Jr.
Enclosures

cc:	Adam Phippen (SEC) Rodney Carter (Zale) Hilary Molay (Zale) Cindy Gordon (Zale) Jim Sullivan (Zale) Eric Koontz (Troutman)